Exhibit 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

ASX Release

5 MARCH 2020

Changes to Westpac Board

Westpac Banking Corporation (“Westpac”) has today confirmed that Mr Lindsay Maxsted will retire from the Board effective 31 March 2020.  Following Mr Maxsted’s retirement, Mr John McFarlane will become Chairman of the Westpac Board and the Board Nominations Committee, effective 1 April 2020, representing the start of Westpac’s Second Half 2020.

Mr Maxsted previously announced that he would bring forward his retirement into the First Half of 2020 and Westpac subsequently announced on 23 January 2020 the appointment of Mr McFarlane as a Non-executive Director and Chairman-Elect.  Mr McFarlane joined the Board on 17 February 2020 and has worked closely with Mr Maxsted, the Board and with senior management to ensure an orderly transition of the Chair.

Mr Maxsted joined the Board in March 2008, has been Chairman since December 2011 and during his time as a Director has served on numerous Board Committees, including the Audit, Nominations, and Risk & Compliance Committees.

Mr McFarlane said, “On behalf of the Board, I would like to thank Lindsay for his considerable contribution to Westpac.  Lindsay’s wealth of experience and leadership as Chairman has been invaluable to Westpac during periods of significant change in the operating environment and I am proud to take over the role of Chairman from a leader of his calibre.  We commend him for his professionalism and commitment to shareholders throughout his tenure and wish him well for the future.

“I know that I speak for many at Westpac when I say that Lindsay’s guidance and counsel will be greatly missed,” Mr McFarlane added.

Westpac has also announced that Ms Anita Fung has decided to retire from the Board, also effective 31 March 2020.

Ms Fung joined the Board and Westpac’s Asia Advisory Board in October 2018 and during her tenure was a member of the Board Risk & Compliance Committee.  In light of Ms Fung’s expectation that her commitments in Asia will increase in 2020, Ms Fung has chosen to retire from the Board.  She will, however, retain her role as a member of the Asia Advisory Board.

Lindsay Maxsted said, “Anita’s executive management expertise, deep experience in all aspects of banking, and knowledge of Asian markets has been a great asset to the Board.  It is unfortunate that the demands on her time from other existing commitments mean that she has had to relinquish the Westpac Board role. We thank Anita for her contribution and wish her every future success.”

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
M. 0419 683 411	T. (02) 8253 4008
M. 0438 284 863

This document has been authorised for release by Tim Hartin, Group Company Secretary.